SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Concrete Pumping Holdings, Inc.

(Name of Subject Company (Issuer))

Concrete Pumping Holdings, Inc.

(Name of Filing Person (Offeror))

Restricted Share Awards for Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

206704108

(CUSIP Number of Class of Securities (Underlying Common Stock))

Iain Humphries

Chief Financial Officer and Secretary

Concrete Pumping Holdings, Inc.

500 E. 84th Avenue, Suite A-5
Thornton, Colorado 80229
(303) 289-7497

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

With a copy to:

April Hamlin, Esq.

Ballard Spahr LLP

80 South 8th Street, Suite 2000

Minneapolis, MN 55402

(612) 371-3211

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)
$14,011,204.44	$1,529

(1) Estimated solely for purposes of determining the filing fee and calculated assuming that all outstanding restricted share awards that may be eligible for exchange in the offer will be exchanged pursuant to the offer.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11, is $109.10 per $1,000,000 of the aggregate transaction valuation.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4.	☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.      Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Restricted Share Awards for New Restricted Share Awards, dated October 1, 2020 attached hereto as Exhibit (a)(1)(i) (as it may be amended or supplemented from time to time) (the “Offer to Exchange”), is incorporated herein by reference.

Item 2.          Subject Company Information.

(a) Name and Address. Concrete Pumping Holdings, Inc., a Delaware corporation (the “Company”) is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 500 E. 84th Avenue, Suite A-5, Thornton, Colorado 80229 and the telephone number at the Company’s principal executive offices is (303) 289-7497.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer to certain eligible employees by the Company or its subsidiaries in the United States to exchange certain restricted share awards previously granted under its 2018 Omnibus Incentive Plan (the “2018 Plan”) that are outstanding and not forfeited as of the expiration date of the offer and that were granted with 25% Time Vesting Shares and 75% Performance Vesting Shares and Price Vesting Targets of $13.00 per share, $16.00 per share and $19.00 per share (the “eligible restricted share awards”) for new restricted share awards to be granted under the 2018 Plan with reduced Price Vesting Targets of $6.00 per share, $8.00 per share and $10.00 per share and with a reduced number of Performance Vesting Shares determined by a 2-for-1 exchange ratio and the same number of Time Vesting Shares as of the grant date with the same vesting provisions relating to such Time Vesting Shares.. The term Time Vesting Shares and Performance Vesting Shares are as defined in the restricted share award agreement for the eligible restricted share awards.

As of September 30, 2020, there were outstanding 4,284,772 shares of the Company’s common stock that are restricted shares in outstanding eligible restricted share awards. Concrete Pumping is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related Election Form and Withdrawal Form attached hereto as Exhibits (a)(1)(iii)-(iv).

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “Risks of Participating in the Offer,” and Sections 2, 6 and 9 of the Offer to Exchange under the caption “The Offer” entitled “Eligible Restricted Share Awards; Number of New Restricted Share Awards; Expiration Date,” “Acceptance of Restricted Share Awards for Exchange; Grant of New Restricted Share Awards,” and “Source and Amount of Consideration, Terms of New Restricted Share Awards,” respectively, is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Exchange under the caption “The Offer” entitled “Price Range of Our Common Stock” is incorporated herein by reference.

Item 3.          Identity and Background of Filing Person.

(a) Name and Address. The Company is both the filing person and the subject company. The information set forth under Item 2(a) above, Appendix A to the Offer to Exchange, and under Section 9 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” are incorporated herein by reference.

Item 4.      Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 13, 14 and 15 of the Offer to Exchange under the caption “The Offer” entitled “Eligibility,” “Eligible Restricted Share Awards; Number of New Restricted Share Awards; Expiration Date,” “Purposes of the Offer,” “Procedures for Electing to Exchange Restricted Share Awards,” “Withdrawal Rights and Change of Election,” “Acceptance of Restricted Share Awards for Exchange; Grant of New Restricted Share Awards,” “Conditions of the Offer,” “Price Range of Our Common Stock,” “Source and Amount of Consideration; Terms of New Restricted Share Awards,” “Status of Restricted Share Awards Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material Income Tax Consequences” and “Extension of Offer; Termination; Amendment,” respectively, and Appendix B attached to the Offer to Exchange are incorporated herein by reference.

(b) Purchases. Non-employee members of the Company’s board of directors and are not eligible to participate in the exchange. Concrete Pumping’s Chief Executive Officer, other executive officers and other eligible employees of the Company are eligible to participate in the exchange. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 5.          Past Contacts, Transactions, Negotiations And Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in Appendix C to the Offer to Exchange and Section 11 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference. The 2018 Plan and the related form of restricted share award agreement attached hereto as Exhibits (d)(1)-(d)(2) also contain information regarding the Company’s securities.

Item 6.          Purposes of The Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 under the caption “The Offer” entitled “Purposes of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Sections 6 and 12 of the Offer to Exchange under the caption “The Offer” entitled “Acceptance of Restricted Share Awards for Exchange; Grant of New Restricted Share Awards” and “Status of Restricted Share Awards Acquired by Us in the Offer; Accounting Consequences of the Offer,” respectively, is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 of the Offer to Exchange under the caption “The Offer” entitled “Purposes of the Offer” is incorporated herein by reference.

Item 7.          Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in Section 9 of the Offer to Exchange under the caption “The Offer” entitled “Source and Amount of Consideration; Terms of Restricted Share Awards” is incorporated herein by reference.

(b) Conditions. The information set forth in Section 7 of the Offer to Exchange under the caption “The Offer” entitled “Conditions of the Offer” is incorporated herein by reference.

(c) Borrowed Funds. Not applicable.

Item 8.          Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 9.          Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.     Financial Statements.

(a) Financial Information. The information set forth in Appendix B to the Offer to Exchange and Sections 11 and 17 of the Offer to Exchange under the caption “The Offer” entitled “Information Concerning Concrete Pumping” and “Additional Information,” respectively, is incorporated herein by reference.

The Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2020, including the financial information set forth in Item 8 - Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and the Company’s Quarterly Reports on Form 10-Q for the fiscal quarter ended January 31, 2020, April 30, 2020 and July 31, 2020, filed with the SEC on March 11, 2020; June 11, 2020 and September 9, 2020, respectively, including the financial information set forth in Item 1 - Condensed Consolidated Financial Statements (unaudited) of the Company’s Quarterly Reports on Form 10-Q are incorporated herein by reference. In addition, the Current Reports on Form 8-K filed with the SEC on February 18, 2020 and April 22, 2020 are incorporated by reference herein. The Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K are available electronically on the SEC's website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

Item 11.     Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Sections 11 and 13 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” and “Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.     Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Restricted Share Awards for Restricted Share Awards, dated October 1, 2020
(a)(1)(B)	Form of email announcement to all eligible employees from Bruce Young, the Company’s President and Chief Executive Officer, dated October 1, 2020
(a)(1)(C)	Election form
(a)(1)(D)	Withdrawal form
(a)(1)(E)	Form of email reminder
(a)(1)(F)	Exchange presentation for eligible employees, to be presented on or after October 1, 2020
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(b)	Not applicable
(d)(1)	Concrete Pumping Holdings, Inc. 2018 Omnibus Incentive Plan (1)
(d)(2)	Form of Eligible Restricted Share Award Grant Notice and Restricted Share Award Agreement under the 2018 Omnibus Incentive Plan
(d)(3)	Form of (New) Restricted Share Award Grant Notice and Restricted Share Award Agreement under the 2018 Omnibus Incentive Plan
(d)(4)	Stockholders Agreement, dated December 6, 2018, by and among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.) and the Investors party thereto (2)
(d)(5)	Warrant Agreement, dated July 26, 2017, between Industrea Acquisition Corp. (as predecessor to Concrete Pumping Holdings, Inc.) and Continental Stock Transfer & Trust Company, as warrant agent (3)
(g)	Not applicable
(h)	Not applicable

(1)	Incorporated by reference to Exhibit 10.38 to the Registrant’s Current Report on Form 8-K (No. 001-38166) filed with the SEC on December 10, 2018.

(2)	Incorporated by reference to Exhibit 10.35 to the Registrant’s Current Report on Form 8-K (File No. 001-38166) filed with the SEC on December 10, 2018.

(3)	Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-38166) filed by Industrea Acquisition Corp. on August 1, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2020	Concrete Pumping Holdings, Inc.

	By:	/s/ Iain Humphries
Iain Humphries
Chief Financial Officer and Secretary